Polypore International, Inc.
                   11430 North Community House Road, Suite 350
                         Charlotte, North Carolina 28277
                                 (704) 587-8409

April 16, 2007

VIA EDGAR TRANSMISSION

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:  Form S-1 Registration Statement No. 333-116236
     ----------------------------------------------
     Application for Withdrawal Pursuant to Rule 477
     -----------------------------------------------


Ladies and Gentlemen:

     Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the "Securities Act"), Polypore International, Inc. (the "Company") hereby applies for an order from the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") granting the immediate withdrawal of the Company's registration statement on Form S-1 and all exhibits thereto (File No. 333-116236), filed on June 7, 2004, as amended by Amendment No. 1 filed with the Commission on July 12, 2004, Amendment No. 2 filed with the Commission on July 16, 2004, Amendment No. 3 filed with the Commission on August 2, 2004, Amendment No. 4 filed with the Commission on August 6, 2004 and Amendment No. 5 filed with the Commission on August 11, 2004 (as amended, the "Old Registration Statement").

     The Company is now requesting withdrawal of the Old Registration Statement because it has decided to instead proceed with the offering as described in the Company's registration statement on Form S-1 and all exhibits thereto (File No. 333-141273), filed on March 14, 2007, as amended by Amendment No. 1 filed with the Commission on March 20, 2007, and as may be further amended in the future (as amended, the "New Registration Statement"). The Old Registration Statement was declared effective by the Commission on December 16, 2004, but no sales of securities were made pursuant to the Old Registration Statement.

     Accordingly, the Company hereby respectfully requests that a written order granting the withdrawal of the Old Registration Statement and all exhibits thereto be issued by the Commission. Upon the grant of the Commission's consent to this request, please fax a dated copy of the order granting such withdrawal to the undersigned at (704) 587-8753, with a copy to Cristopher Greer, Esq. at
(212) 728-8111. Pursuant to Rule 457(p) of the Securities Act, the Company has and will continue to offset the filing fees of the New Registration Statement with those made under the Old Registration Statement.

     If you require additional information, please do not hesitate to contact Cristopher Greer, Esq. of Willkie Farr & Gallagher LLP at (212) 728-8000.


                     Very truly yours,

                     /s/ Lynn Amos
                     -------------------------------------------------------
                     Name:  Lynn Amos
                     Title: Chief Financial Officer, Treasurer and Secretary



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